Exhibit 16.1

October 10, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Ladies and Gentlemen:

During the two most recent fiscal years ended December 31, 2002 and 2001, and interim periods subsequent to December 31, 2002, there have been no disagreements with management on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events.

I have read the statements of Hythiam, Inc. pertaining to my firm included under Item 4 of Form 8-K dated September 30, 2003 and agree with such statements as they pertain to my firm.  I have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

Hawkins Accounting